Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-179667
February 28, 2012
Final Term Sheet

4.00% Senior Notes due 2022

Issuer:	The Interpublic Group of Companies, Inc.

Size:	$250,000,000

Title of Securities:	4.00% Senior Notes due 2022
Maturity Date:	March 15, 2022

Coupon:	4.00%

Reoffer Yield:	4.155%

Trade Date:	February 28, 2012

Settlement Date:	March 2, 2012 (T+3)

Price to Public:	98.737% of principal amount

Spread to Benchmark Treasury:	T+ 225 basis points
Benchmark Treasury:	2.00% due February 15, 2022

Benchmark Treasury Price/Yield: Make-Whole Call:	100-27+ / 1.905% At any time at a discount rate of Treasury plus 35 basis points

Interest Payment Dates:	March 15 and September 15, beginning September 15, 2012

Expected Ratings*: CUSIP/ISIN: Joint Book-Running Managers:	Baa3/Stable (Moody’s) BB+/Positive (S&P) BBB/Stable (Fitch) 460690 BH2 / US460690BH27 Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:	HSBC Securities (USA) Inc. ING Financial Markets LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC
The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, J.P. Morgan Securities LLC collect at 212-834-4533, or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

*The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each of the security ratings above should be evaluated independently of any other security rating.